TEMA ETF Trust 485BPOS

Exhibit 99.(h)(5)

SECOND AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This Agreement (this “Agreement”) effective as of October 9, 2025, amends and restates the Former Agreement (as defined below) and is by and between Tema ETF Trust (the “Trust”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each a “Fund” and, collectively, the “Funds”), the investment adviser of the Funds, Tema ETFs LLC (the “Adviser”), and Tema Global Limited.

WHEREAS, the Trust is a Delaware statutory trust organized under an Agreement and Declaration of Trust dated November 8, 2022 (the “Declaration of Trust”) and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company;

WHEREAS, pursuant to an investment advisory agreement dated December 30, 2024 between the parties (the “Investment Management Agreement”), the Adviser has been retained by the Trust to provide investment advisory services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, Tema Global Limited, a company organized under the laws of Jersey, Channel Islands, United kingdom and under common control with the Adviser, and the Trust entered into an Expense Limitation Agreement dated as of April 18, 2023 (the “Former Agreement”); and

WHEREAS, the Adviser, a limited liability company organized under the laws of Delaware and under the common control with Tema Global Limited, replaced Tema Global Limited as the investment adviser of the Funds on December 30, 2024 and in connection with such replacement assumed certain contractual obligations of Tema Global Limited, including the Former Agreement; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to continue the maintenance of the expenses of each Fund at a level below the level to which each such Fund would normally be subject in order to maintain each Fund’s expense ratios at the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Fund in Schedule A hereto;

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

1.1. Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to acquired fund fees and expenses and investment advisory fees of the Adviser (but excluding interest expense, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund’s business, and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the 1940 Act) and expenses for which payment has been made through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Fund (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2. Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund. That Maximum Annual Operating Expense Limit for each Fund contemplates that pursuant to the unitary fee arrangement set forth in the Investment Management Agreement, the Adviser is contractually obligated separately from this Agreement to pay all operating expenses of each such Fund, except for certain expenses, including but not limited to, interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses, and the management fee payable to the Adviser under the Investment Management Agreement.

Certain expenses for each Fund may be paid through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Fund.

1.3. Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If a Fund’s annualized Fund Operating Expenses for any month exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.

2. Recoupment of Fee Waivers and Expense Reimbursements.

2.1. Recoupment. If (i) an investment advisory agreement between the parties is in effect and (ii) the estimated aggregate Fund Operating Expenses of a Fund for the fiscal year are less than the lower of the currently effective Maximum Annual Operating Expense Limit or the Maximum Annual Operating Expense Limit that was in effect at the time of the specific fee waiver and/or expense reimbursement, subject to approval or ratification by the Trust’s Board of Trustees as provided in Section 2.2 below, the Adviser may recoup from such Fund, in whole or in part as provided below, the investment advisory fees waived and expenses reimbursed by the Adviser pursuant to Section 1 hereof. The total amount of recoupment to which the Adviser may be entitled (“Recoupment Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived by the Adviser and all other expense reimbursements remitted by the Adviser to the Fund, pursuant to Section 1 hereof, during the immediately preceding three (3) year period, less any recoupment previously paid by such Fund to the Adviser, pursuant to this Section 2, with respect to such waivers and reimbursements. The Recoupment Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Recoupment Amount.

2.2. Board Approval. With respect to any recoupment by the Adviser from a Fund pursuant to this Section 2, the Trust’s Board of Trustees shall either (i) determine in advance that the payment to the Adviser is in the best interests of such Fund and its shareholders or (ii) ratify such payment at the next regularly scheduled board meeting following the payment, provided that the amount recouped by the Adviser is held to be in the best interests of such Fund and its shareholders.

2.3. Method of Computation. To determine each Fund’s accrual, if any, of the Adviser’s Recoupment Amount, each month the Fund Operating Expenses of each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Fund for any month are less than the lower of the Fund’s currently effective Maximum Annual Operating Expense Limit or the Maximum Annual Operating Expense Limit of such Fund that was in effect at the time of the fee waiver and/or expense reimbursement, such Fund shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than any applicable Maximum Annual Operating Expense Limit of that Fund, provided that such amount paid to the Adviser will in no event exceed the total Recoupment Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund’s net asset value.

2.4. Payment and Year-End Adjustment. A Recoupment Amount accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any recoupment payments hereunder with respect to such fiscal year) do not exceed any applicable Maximum Annual Operating Expense Limit.

3. Term and Termination of Agreement.

This Agreement shall continue in effect with respect to a Fund for at least twelve months after the effective date of such Fund’s registration statement until the date set forth in Schedule A, and shall thereafter continue in effect from year to year for successive one-year periods, provided that this Agreement may be terminated, without payment of any penalty, with respect to any Fund:

(i) by the Trust for any reason and at any time; and

(ii) by the Adviser for any reason upon ninety (90) days’ prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the last day of the then-effective term.

4. Miscellaneous.

4.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Declaration of Trust, as amended from time to time, is on file in the Office of the Secretary of State of the State of Delaware. Such Declaration of Trust describes in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

4.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the currently effective investment advisory agreement between the parties or the 1940 Act, shall have the same meaning as and be resolved by reference to such investment advisory agreement or the 1940 Act.

4.4. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

TEMA ETF TRUST,
on behalf of each series of the Trust set forth in Schedule A

Name: Matthew Keeling
Title: President

TEMA GLOBAL LIMITED

Name: Matthew Keeling
Title: Chief Operating Officer

TEMA ETFS LLC

Name: Matthew Keeling
Title: Chief Operating Officer

SCHEDULE A
to the
SECOND AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Fund	Maximum Annual Operating Expense Limit	Duration
Tema Oncology ETF	0.75%	6.28.2027
Tema American Reshoring ETF	0.75%	6.28.2027
Tema Heart & Health ETF (formerly, GLP-1, Obesity & Cardiometabolic ETF)	0.75%	6.28.2027
Tema Alternative Asset Managers ETF	0.75	6.28.2027
Tema International Defense Innovation ETF	0.68%	6.28.2027

IN WITNESS WHEREOF, the parties to this Agreement have executed and delivered this Agreement to be effective as of October 9, 2025.

TEMA ETF TRUST		TEMA ETFS LLC

By:		By:
Name:	Matthew Keeling	Name:	Matthew Keeling
Title:	President	Title:	Chief Operating Officer

TEMA GLOBAL LIMITED

By:
Name:	Matthew Keeling
Title:	Chief Operating Officer